UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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Quarterly Business Review by Management for the

Quarter Ended September 30, 2017

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ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	September 30, 2017	March 31, 2017
	(Unaudited) $	(Audited) $
ASSETS
Current assets
Cash and cash equivalents	474,849	419,676
Accounts receivable, net	100,970	81,688
Investment tax credits receivable	40,064	168,963
Other tax credits	122,359	117,658
Prepaid expenses	9,318	12,819
	747,560	800,804

Investments	121,795	114,200
Property and equipment, net	21,889	23,758
	891,889	938,762
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	60,331	20,451
Accrued liabilities	22,265	19,125
Deferred revenues	60,213	92,770
	142,809	132,346
Deferred rent	19,360	8,173
Total liabilities	162,169	140,519

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2017 and March 31, 2017.	—	—
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2017 and March 31, 2017.
Common shares, no par value, voting,	—	—
Unlimited authorized shares; 8,115,140 shares issued and outstanding as at September 30, 2017 and 8,115,140 as at March 31, 2017.	19,491,757	19,491,757
Additional paid-in capital	2,961848	2,961,848
Accumulated deficit	(21,358,291)	(21,282,718)
Accumulated other comprehensive income	(366,238)	(372,644)
	729,076	798,243
	891,245	938,762

The accompanying notes are an integral part of these condensed consolidated financial statements.

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ZIM Corporation Condensed Consolidated Statements of Operations (Expressed in US dollars) (Unaudited)

	Three months ended September 30, 2017	Three months ended September 30, 2016	Six months ended September 30, 2017	Six months ended September 30, 2016
	$	$	$	$
Revenues
Mobile	31,867	51,692	71,161	99,892
Software	20,137	4,169	30,563	17,502
Software maintenance and consulting	122,201	88,753	221,776	175,093
Total revenues	174,205	144,614	323,500	292,487

Operating expenses
Cost of revenues	3,808	4,859	7,386	9,454
Selling, general and administrative	182,258	171,082	345,101	396,852
Research and development	44,321	63,697	98,242	152,697
Total operating expenses	230,387	239,638	450,729	559,003

Loss from operations	(56,182)	(95,024)	(127,229)	(266,516)
Other income (expense):
Gain on disposition of assets	—	—	—	582
Other expense	—	(383)	—	(383)
Interest income, net	4,579	4,828	8,821	12,387
Total other income	4,576	4,445	8,821	12,586
Net income loss before income taxes	(51,603)	(90,579)	(118,408)	(253,930)
Income tax benefit	23,570	19,150	42,835	64,939
Net income loss	(28,033)	(71,429)	(75,573)	(188,991)

Basic and fully diluted loss per share	(0.003)	(0.009)	(0.009)	(0.024)
Weighted average number of shares outstanding	8,115,140	7,890,493	8,115,140	7,890,493

The accompanying notes are an integral part of these condensed consolidated financial statements

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ZIM Corporation Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2017	Six months ended September 30, 2016
	$	$
OPERATING ACTIVITIES
Net loss	(75,573)	(188,991)
Items not involving cash:
Depreciation of property and equipment	4,401	5,665
Stock-based compensation	—	843
Changes in operating working capital
Increase in accounts receivable	(19,282)	(13,102)
Decrease in investment tax credits receivable	124,198	192,276
Decrease in prepaid expenses	3,501	7,192
Increase in accounts payable	39,880	2,634
Increase (decrease) in accrued liabilities	3,140	(21,947)
Decrease in deferred revenues	(32,557)	(39,007)
Cash flows provided by operating activities	47,708	(54,437)

INVESTING ACTIVITIES
Purchase of property and equipment	(1,806)	(6,237)
Cash flows used in investing activities	(1,806)	(6,237)

FINANCING ACTIVITIES	—	—
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash	9,271	(7,438)

Increase in cash	55,173	(68,112)
Cash, beginning of period	419,676	427,317
Cash, end of period	474,849	404,205

The accompanying notes are an integral part of these condensed consolidated financial statements

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of September 30, 2017 has been derived from our audited consolidated financial statements for the year ended March 31, 2017. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2017 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and six month periods ended September 30, 2017 are not necessarily indicative of the results to be expected for the full year.

3 – GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $21,358,291 and year to date cash flow from operations of $47,708. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the statement of financial position. Such differences in amounts could be material.

3 – INVESTMENT AND SUBSIDIARIES

Investments and long term deposits	Original Cost	Carrying Value
CP4H	187,367	—
Equispheres	111,990	120,192
HostedBizz	1,005	801
NuvoBio	762	801

On June 29th, 2012, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. (“CP4H”) The investment consisted of the purchase of 200 common shares at a price of $187,367.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

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HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language. ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities. The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, over the corporate decisions of CP4H at this time. Based on these facts the investment has been accounted for using the cost method.

Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2015, has taken an impairment charge equal to the full value of the investment.

On August 9, 2017, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. Various options to distribute of the proceeds from the sale are being considered by the board of CP4H and will be finalized at a later date. ZIM will recognize its portion of the proceeds as a gain on the sale of assets.

On April 30, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948

Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

In April 2016, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GeneSpans is focused on developing intellectual property and advancing research and development in the areas of new synthetic drugs and immunotherapies. GeneSpans’ name was changed to NuvoBio Corporation on August 25, 2016.

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ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenues expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include, without limitation, foreign exchange risk, credit risk, fair value risks and key personnel risk and the other risks set forth under “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016, and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in this Form 6-K and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017, as well as those discussed elsewhere in this Form 6-K and our Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three-month and six-month periods ended September 30, 2017 and 2016.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

In this Item 2, references to “we”, “our”, “ZIM, “the Company” and similar terms refer to ZIM.

EXECUTIVE SUMMARY

Revenue for the quarter ended September 30, 2017 was $174,205, an increase from $141,614 for the same period last year. The increase in revenue resulted from increases in our software, maintenance and consulting segments and was slightly offset by a reduction in the SMS messaging segment.

Net loss for the quarter was $28,033 as compared to a net loss of $71,429 for the quarter ended September 30, 2016. On a year-to-date basis net loss was $75,573 as compared to a net loss of $188,991 for the same period in fiscal 2017. The net loss is a reflection of increased revenues as stated above and by decreases in research and development expenses, cost of revenue and the effects of previously reported workforce reductions.

ZIM had cash and cash equivalents of $474,849 at September 30, 2016 as compared to cash and cash equivalents of $419,676 at March 31, 2017.

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BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

In fiscal 2016, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

Due to the continued decline of the Brazilian economy and subsequent decline in ZIM’s business activity in Brazil, on August 8, 2016 the Company undertook workforce reduction measures in order to rationalize expenses to bring them in line with revenue expectations.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2017.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 COMPARED TO THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2016

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and six months ended September 30, 2017 and 2016. The information for the three months and six months ended September 30, 2017, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2017, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

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REVENUES

	Three months ended September 30, 2017	As a %	Three months ended September 30, 2016	As a %

Bulk SMS	31,867	18	51,692	36
	31,867	18	51,692	36

Software	20,137	12	4,169	3
Maintenance and consulting	122,201	70	88,753	61
	142,338	82	92,922	64

Total Revenues	174,205	100	144,614	100

	Six months ended September 30, 2017		Six months ended September 30, 2016

Bulk SMS	71,161	22	99,892	34
	71,161	22	99,892	34

Software	30,563	9	17,502	6
Maintenance and consulting	221,776	69	175,093	60
	252,339	78	192,595	66

Total Revenues	323,500	100	292,487	100

Total revenues for the three months ended September 30, 2017 were $174,205 as compared to $141,614 for the three months ended September 30, 2016. Total revenues for the six months ended September 30, 2017 were $323,500 as compared to $292,487 for the six months ended September 30, 2016. The increase in revenue resulted from increases in our software, maintenance and consulting segments and was partially offset by reductions in the SMS messaging segment.

REVENUES ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from $4,169 to $20,137 for the quarters ended September 30, 2016 and 2017, respectively. For the six-month periods ended September 30, 2016 and 2017, revenues increased from $17,502 to $30,563. Maintenance and consulting revenue increased from $88,753 to $122,201 for the quarter and increased from $175,093 to $221,776 for the six-month period. Declines in this area are mainly due to the declining economy in Brazil and subsequent decline in our business activity in Brazil.

We will continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

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BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent upon sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended September 30, 2017, we experienced a decrease in revenues from $51,692, for the period ended September 30, 2016, to $31,867. We experienced a year-to-date revenue decrease from $99,892 for the six months ended September 30, 2016, to $71,161 for the six months ended September 30, 2017. In general, bulk-messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2018.

OPERATING EXPENSES

	Three months ended September 30, 2017	Three months ended September 30, 2016	Period to period change
	$	$	$

Cost of revenues	3,808	4,859	(1,051)
Selling, general and administrative	182,258	171,082	11,176
Research and development	44,321	63,697	(19,376)
	230,387	239,638	(9,251)

	Six months ended September 30, 2017	Six months ended September 30, 2016	Period to Period change
	$	$	$

Cost of revenues	7,386	9,454	(2,068)
Selling, general and administrative	345,101	396,852	(51,751)
Research and development	98,242	152,697	(54,455)
	450,729	559,003	(108,274)

COST OF REVENUES

	Three months ended September 30, 2017	Three months ended September 30, 2016
	$	$
Mobile
Revenues	31,867	51,692
Cost of revenues	(362)	(1,482)
Gross margin	31,505	50,210

Gross margin percentage	99%	97%

Software
Revenues	142,338	92,922
Cost of revenues	(3,446)	(3,377)
Gross margin	138,892	89,545

Gross margin percentage	98%	96%

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	Six months ended September 30, 2016	Six months ended September 30, 2015
	$	$
Mobile
Revenues	71,161	99,892
Cost of revenues	(726)	(3,069)
Gross margin	70,435	45,895

Gross margin percentage	99%	97%

Software
Revenues	252,339	192,595
Cost of revenues	(6,660)	(6,385)
Gross margin	245,679	186,210

Gross margin percentage	97%	97%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended September 30, 2017 and September 30, 2016 were $182,258 and $171,082, respectively. On a year-to-date basis expenses decreased from $396,852 for the first half of fiscal 2017 to $345,101 for the first half of fiscal 2018. The year to date decrease in selling, general and administrative relates to a reduction in withholding taxes and workforce reductions.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2017 and September 30, 2016, the Company recognized compensation expense for employees and consultants of $NIL and $843, respectively. On a year-to-date basis, stock-based compensation decreased from $843 for the first half of fiscal 2017 to $NIL for the first half of fiscal 2018. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended September 30, 2017 and 2016 were $44,321 and $63,697, respectively. On a year-to- date basis, research and development expenses decreased from $152,697 for the first half of fiscal 2017 to $98,242 for the first half of fiscal 2018 and are reflective of decreased labor costs due to staff reductions.

NET INCOME

Net loss for the quarter was $28,033 as compared to a net loss of $71,429 for the quarter ended September 30, 2016. On a year-to-date basis net loss was $75,573 as compared to a net loss of $188,991 for the same period in fiscal 2017. The net loss is a reflection of increased revenues as stated above and by decreases in research and development expenses, cost of revenue and the effects of previously reported workforce reductions.

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LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2017, ZIM had cash and cash equivalents of $474,849 and working capital of $604,751, as compared to cash and cash equivalents of $419,676 and working capital of $668,458 at March 31, 2017. This increase in cash position principally reflects receipt of investment tax credits.

Cash flows for the fiscal periods were as follows:

	Six months ended September 30, 2017	Six months ended September 30, 2016
	$	$
Cash flows used in operating activities	47,708	(54,437)
Cash flows used in investing activities	(1,806)	(6,237)
Cash flows provided by financing activities	—	—

At September 30, 2017, the Company had a working capital line from its principal banker for approximately $40,064 in addition to a cash and cash equivalent balance of $474,849. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None.

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $474,849 are comprised of $120,589 in cash and $354,260 in cash equivalents. The cash equivalents of $354,260 at September 30, 2017 (304,325 at March 31, 2017) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $206,490 ($257,699 CDN) – Payable on demand

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $147,771- No Maturity. These deposits are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	September 30, 2017	March 31, 2017

Canadian dollars	356,944	231,785
US dollars	25,817	78,366
Brazilian reals	516,212	523,305

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2017	March 31, 2017

Canadian dollars	94,619	86,759
US dollars	1,470	—
Brazilian reals	74,996	51,968

Accounts payable include the following amounts payable in their source currency:

	September 30, 2017	March 31, 2017

Canadian dollars	52,808	20,288
US dollars	17,773	—
Brazilian reals	772	16,399

Accrued liabilities include the following accruals in their source currency:

	September 30, 2017	March 31, 2017

Canadian dollars	16,480	23,506
Brazilian reals	28,690	4,611

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

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CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	September 30, 2017	March 31, 2017

Canada	75%	80%
North America, excluding Canada	1%	-%
South America	24%	20%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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ITEM 3 – 2016 ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) was held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 28, 2017, beginning at 1:30 p.m. At the meeting votes were taken with regard to the following proposal:

1.	To ratify the appointment of MNP LLP as the Company’s registered public accounting firm;

Shareholders of record at the close of business on August 25, 2017, were entitled to vote at the meeting. The notice of the meeting and the accompanying management proxy circular were mailed to shareholders on or about September 6, 2017.

The duly appointed Inspectors of Election reported and certified the results of ballots cast as:

PROPOSAL 1: Ratification of the appointment of MNP LLP as the Company’s registered public accounting firm for the fiscal year ending March 31, 2018.

FOR	AGAINST	ABSTAIN

5,555,110	-	460

No other business was proposed or conducted at the meeting.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
November 17, 2017	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 17, 2017	/s/ John Chapman John Chapman, Chief Financial Officer

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